Exhibit 99.1

PRESS RELEASE

Stock Market Symbols

GIB.A (TSX)

GIB (NYSE)

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CGI Announces Fiscal 2017 Leadership Transition

George D. Schindler to become President and Chief Executive Officer on October 1st

Montréal, Quebec, September 8, 2016 - CGI (TSX: GIB.A) (NYSE: GIB) is pleased to announce the appointment of George D. Schindler, currently President and Chief Operating Officer, to the role of President and Chief Executive Officer and member of its Board of Directors, effective October 1st, 2016. He will succeed Michael E. Roach who will retire from the Company on September 30, 2016, while remaining on the CGI Board of Directors.

“On behalf of the Board and CGI members worldwide, I want to congratulate George on becoming the third CEO in CGI’s 40-year history,” said Serge Godin, Founder and Executive Chairman of CGI. “With 30 years of experience in consulting services, George has successfully managed large operations in IT and management consulting. George was identified by the Board more than five years ago as a strong candidate for the CEO role. Since then, he has progressively assumed more responsibility, from our US business to North American operations and, for the last year and a half, all global operations have reported to him,” added Mr. Godin.

“I want to thank Serge and the entire Board of Directors for their confidence,” commented George Schindler. “I have great faith in the CGI model, its effectiveness in aligning global teams and in our ability to capitalize on profitable growth opportunities. There has never been a more extraordinary time to help our clients transform the way they operate in taking advantage of the digital era. I look forward to leading such a talented and committed team into fiscal 2017.”

“CGI has had an exceptional CEO over the last decade,” added Serge Godin. “Over this period, we grew from $4 billion to over $10 billion in annual revenue, while our share price increased more than 625%. By every measure Michael Roach has successfully delivered significant value to all stakeholders, demonstrating strategic vision and a deep knowledge of operations. Mike has institutionalized a culture of operational excellence across CGI. George will build on that success.”

“The time has come for me to focus on my family and on other personal matters,” said Michael E. Roach. “I want to offer my sincere gratitude to Serge and the Board for the opportunity to have led CGI as CEO over these last 10 years. I am confident that George is the right leader to continue CGI’s exemplary track record of delivering on our promises to all stakeholders.”

About CGI

Founded in 1976, CGI Group Inc. is the fifth largest independent information technology and business process services firm in the world. Approximately 65,000 professionals serve thousands of global clients from offices and delivery centers across the Americas, Europe and Asia Pacific, leveraging a comprehensive portfolio of services, including high-end business and IT consulting, systems integration, application development and maintenance and infrastructure management, as well as 150 IP-based services and solutions. With annual revenue in excess of C$10 billion and an order backlog exceeding C$20 billion, CGI shares are listed on the TSX (GIB.A) and the NYSE (GIB). Website: www.cgi.com.

Forward-Looking Statements

All statements in this press release that do not directly and exclusively relate to historical facts constitute “forward-looking statements” within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended, and are “forward-looking information” within the meaning of Canadian securities laws. These statements and this information represent CGI’s intentions, plans, expectations and beliefs, and are subject to risks, uncertainties and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements or forward-looking information. These factors include but are not restricted to: the timing and size of new contracts; acquisitions and other corporate developments; the ability to attract and retain qualified members; market competition in the rapidly evolving IT industry; general economic and business conditions; foreign exchange and other risks identified in the press release, in CGI’s annual and quarterly Management’s Discussion and Analysis (“MD&A”) and in other public disclosure documents filed with the Canadian securities authorities (filed on SEDAR at www.sedar.com) and the U.S. Securities and Exchange Commission (filed on EDGAR at www.sec.gov), as well as assumptions regarding the foregoing. The words “believe”, “estimate”, “expect”, “intend”, “anticipate”, “foresee”, “plan”, and similar expressions and variations thereof, identify certain of such forward-looking statements or forward-looking information, which speak only as of the date on which they are made. In particular, statements relating to future performance are forward-looking statements and forward-looking information. CGI disclaims any intention or obligation to publicly update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements or on this forward-looking information.

For more information

Lorne Gorber

Executive Vice-President, Global Communications and Investor Relations

lorne.gorber@cgi.com

+1 514-841-3355